Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-183470-01

December 14, 2012

iShares S&P GSCI(R) Commodity-Indexed Trust (GSG): Overview - iShares

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GSG S&P GSCI(R) Commodity-Indexed Trust

Inception date: 7/10/2006

The iShares S&P GSCI Commodity-Indexed Trust is not a standard ETF. The Trust is not an investment company registered under the Investment Company Act of 1940. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Investments in shares of the Trust are speculative and involve a high degree of risk. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.

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POTENTIAL USE
Access broad commodities exposure

EXPOSURE
Seeks to track the S&P GSCI Total Return Index, comprised of energy, industrial & precious metals, agricultural, and livestock commodities exposures

TRUST NAME
iShares S&P GSCI(R) Commodity-Indexed Trust


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Index Sector Breakdown as of 10/5/2012*

View all holdings

Sector	%
Energy	68.16%
Agriculture	16.50%
Industrial Metals	7.02%
Livestock	4.55%
Precious Metals	3.77%

Avg. Annualized Total Returns (NAV) qtr. as of 9/30/2012

View all performance

	1 Year	3 Years	5 Years	10 Years	Since Inception
GSG	12.16%	5.04%	-6.26%	--	-5.70%
Index	12.74%	6.52%	-5.45%	3.41%	-4.94%

Fundamentals as of 9/28/2012

Label	Value
Beta vs S&P 500	1.27
Standard Deviation (3 year)	20.74%

Premium/Discount as of 10/5/2012

Profile as of 10/8/2012

Description	Value
Total Net Assets	$1,289,357,343
Management Fee	0.75%
Shares Outstanding	38,350,000
Inception Date	7/10/2006
# CERFS	34
Index	S&P GSCI(R) Total Return Index
Index Ticker	SPGSCITR
Net Asset Value as of 10/8/2012	$33.62 $-0.13 -0.37%
Price as of 10/5/2012	$33.53 $-0.33 -0.97%

Quotes & Charts
Premium/Discount

The performance quoted represents past performance and does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted. This information must be accompanied by standardized returns. For standardized returns and performance

Related Resources

- Accessing Commodities
- Tax Information
- Sample Tax Package
- Quotes & Charts
- Premium/Discount

http://isharesna-crw1/product_info/fund/overview/GSG.htm?fundSearch=true&qt=GSG[12/12/2012 4:07:12 PM]

iShares S&P GSCI(R) Commodity-Indexed Trust (GSG): Overview - iShares

Description	Value
Premium/Discount Click here for important information about Premium/Discount	-0.58%
NAV Click here for information on how NAV is determined	$33.75
Mid-Point	$33.550
Closing Price	$33.53

data current to the most recent month end, click the "Performance" tab above.

Trading Information

Identifier Type	Symbol
Ticker	GSG
Index Ticker	SPGSCITR
NAV	GSG.NV
Underlying Trading Value	GSG.IV
Shares Outstanding	GSG.SO
CUSIP	46428R107

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The iShares® S&P GSCI® Commodity-Indexed Trust (the "Trust") and the iShares® S&P GSCI® Commodity-Indexed Investing Pool ("Investing Pool"), in which the Trust invests all its assets, are each commodity pools as defined in the Commodity Exchange Act and the applicable regulations of the CFTC. The Sponsor of the Trust is BlackRock Asset Management International Inc. ("BAMII"), a commodity pool operator ("CPO") registered with the CFTC. BAMII is also the Manager and CPO of the Investing Pool. BlackRock Fund Advisors ("BFA") serves as the commodity trading advisor of the Investing Pool and is registered with the CFTC. BlackRock Investments, LLC ("BRIL"), a broker-dealer and FINRA member, provides promotional support to the Trust. BFA is a subsidiary of BlackRock Institutional Trust Company, N.A. ("BTC"), a national banking association and the Trustee. BAMII, BRIL and BTC are affiliates of BlackRock, Inc. **Neither the Trust nor the Investing Pool is an investment company registered under the Investment Company Act.**

Investments in shares of the Trust are speculative and involve a high degree of risk. You could lose all or a substantial portion of your investment in the shares of the Trust. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus. The value of the shares of the Trust, which seeks to track the S&P GSCI® Total Return Index ("Index"), depends on the value of CERFs held by the Investing Pool, which are futures contracts on the S&P GSCI® Excess Return Index ("GSCI-ER"), and will fluctuate based on the prices of commodity futures contracts reflected in the GSCI-ER. **Commodities markets have historically been extremely volatile, creating the potential for losses regardless of the length of time the shares are held.** Commodity futures trading may be illiquid. In addition, suspensions or disruptions of market trading in the commodities markets and related futures markets may adversely affect the value of your shares. The Investing Pool and the Trust are subject to the fees and expenses which are payable without regard to profitability. Shares may outperform or underperform the Index. The Trust involves a complex tax structure and there may be delays in distributing important tax information. Further, the Trust is not required to provide periodic pricing or valuation information to investors. The Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by trust losses that, if the trust had been actively managed, might have been avoidable.

The price you receive upon the sale of your shares may be less than their NAV. The NAV will fluctuate with changes in the market value of the Investing Pool's assets, and market supply and demand. **Brokerage commissions and fees will reduce returns.**

Although shares of the Trust may be bought or sold on the exchange through any brokerage account, shares of the Trust are not redeemable from the Trust except in one or more blocks of 50,000 units called Baskets. Only institutions that become Authorized Participants may purchase or redeem Baskets.

Shares of the Trust may not provide the anticipated benefits of diversification from other asset classes. The lack of an active trading market for the shares may result in losses on your investment at the time of disposition of your shares.

The iShares S&P GSCI Commodity-Indexed Trust issues shares representing fractional undivided beneficial interests in its net assets. Please note that, since the shares of the Trust are expected to

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iShares S&P GSCI(R) Commodity-Indexed Trust (GSG): Overview - iShares

reflect the price of commodities, as described more fully in the prospectus, held by the Trust, the market price of the shares will be as unpredictable as the price of those commodities have historically been.

The price received upon the sale of shares of the iShares S&P GSCI Commodity-Indexed Trust, which trade at market price, may be more or less than the value of the commodities represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of risk factors relative to the iShares S&P GSCI Commodity-Indexed Trust, carefully read the prospectus.

Following an investment in the iShares S&P GSCI Commodity-Indexed Trust, several factors may have the effect of causing a decline in the prices of the commodities and a corresponding decline in the price of the shares. Among them: (i) a change in economic conditions, such as a recession, can adversely affect the price of the commodities. These commodities are used in a wide range of industrial applications, and an economic downturn could have a negative impact on its demand and, consequently, its price and the price of the Trust; (ii) a significant change in the attitude of speculators and investors towards the commodities. Should the speculative community take a negative view towards the commodities, a decline in world commodities prices could occur, negatively impacting the price of the Trust; (iii) a significant increase in the commodity price hedging activity by commodities producers.

The S&P GSCI® Total Return Index reflects the total returns that are potentially available through a rolling uncollateralized investment in the contracts comprising the S&P GSCI®, plus the hypothetical Treasury bill rate of return that could be earned if the futures positions were fully collateralized. The S&P GSCI® is a benchmark designed to reflect the performance of a production-weighted basket of physical commodities.

Index returns are for illustrative purposes only and do not represent actual iShares S&P GSCI Commodity-Indexed Trust performance. Index returns do not reflect any management fees, transaction costs or expenses. Past performance does not guarantee future results.

Options involve risk and are not suitable for all investors. Prior to buying or selling an option, a person must receive a copy of Characteristics and Risks of Standardization Options. Copies of this document may be obtained from your broker, from any exchange on which options are traded or by contacting The Options Clearing Corporation, One North Walker Dr., Suite 500, Chicago, IL 60606 (1-888-678-4667). The document contains information on options issued by The Options Clearing Corporation. The document discusses exchange traded options issued by The Options Clearing Corporation and is intended for educational purposes. No statement in the document should be construed as a recommendation to buy or sell a security or to provide investment advice.

If you need further information, please feel free to call the Options Industry Council Helpline. They will be able to provide you with balanced options education and tools to assist you with your iShares options questions and trading. The Options Industry Council Helpline phone number is 1-888-Options (1-888-678-4667) and their website is www.888options.com.

The Trust is not sponsored, endorsed, sold or promoted by Standard & Poor's or its affiliates. Neither Standard & Poor's, nor its affiliates, make any representation regarding the advisability of investing in the Trust.

For more information on how the net asset value (NAV) is determined, see the prospectus. On each Business Day on which the New York Stock Exchange is open for regular trading, as soon as practicable after the close of regular trading of the shares on the New York Stock Exchange (normally 4:00 p.m. eastern time), the Trustee will determine the net asset value of the Trust and the NAV as of that time. The Trustee will determine the NAV by dividing the net asset value of the Trust on a given day by the number of shares outstanding at the time the calculation is made.

The net asset value of the Trust on any given day is obtained by subtracting the Trust's accrued expenses and other liabilities on that day from the value of (1) the Trust's equity investment in the Investing Pool on that day and (2) any other assets of the Trust, in each case as of the close of trading on that day. In turn, the value of the Trust's investment in the Investing Pool is obtained by subtracting the Investing Pool's expenses and liabilities on that day from the value of (a) the Investing Pool's CERF position (including the assets posted as margin) on that day, (b) the interest earned on those assets by the Investing Pool and (c) any other assets of the Investing Pool, and multiplying the result by the Trust's ownership percentage of the Investing Pool's equity.

The Trustee will value the Trust's assets on the basis of the value of its ownership of Investing Pool Interests, as reported to the Trustee by or on behalf of the Manager. On each day on which the Trustee determines the value of the Trust's assets, the Manager will value the Investing Pool's assets as of the same time on that day on the basis of the then-most recent settlement price for CERFs on the CME and the then-current market value of any other assets. The value of the Investing Pool's CERF position (including any related margin) will equal the product of (a) the number of CERF contracts owned by the Investing Pool and (b) the settlement price on the date of calculation.

The Premium/Discount table presents information about the difference between the daily market price for shares of the Trust and the Trust's net asset value. The market price is determined using the midpoint between the highest bid and the lowest offer on the listing exchange, as of the time that the Trust's NAV is calculated (usually 4:00 p.m. eastern time). The table above shows the premium or discount expressed as a percentage of NAV. Although market makers will generally take advantage of differences between the NAV and the trading price of iShares through arbitrage opportunities, there is no guarantee that they will do so.

Why is there a difference between NAV and Closing Price? A major reason for the difference is that Timing Discrepancies can exist between the NAV and Closing Price (last trade) reported above. Information is constantly flowing to and among investors, corporations, and financial institutions that affects their outlook on the financial markets and the value of securities. This process, known as Price Discovery, is why market prices change and evolve throughout the trading day. It is important to note that even when markets are closed, the price discovery process continues 24 hours a day, 7 days a week, 365 days a year.

Possible Timing Discrepancies:

Close of Trading Times: The NAV of the iShares Trust normally is calculated using prices as of 4:00 p.m. ET. Shares of the Trust normally trade on the NYSE Arca Exchange until 4:15 p.m. ET. Price discovery between 4:00 p.m. and 4:15 p.m. EST may result in a difference between the NAV and the Closing Price of the Trust.

Time of Last Trade: Trading generally takes place throughout the normal trading hours for the iShares Trust on the listing exchange. At times, many trades are placed in rapid succession. At other times, little or no trading activity is taking place. It is important to note that the date/time of the last trade (which is recorded as the Closing Price) may not take place at exactly 4:00 p.m. ET when the iShares Trust normally calculates NAV. The date/time of the last trade sometimes may occur before 4:00 p.m. ET or up until 4:15 p.m. ET as discussed above. Thus, ongoing price discovery may result in a deviation between the price recorded as the Closing Price and the NAV of the Trust shares at 4:00 p.m. ET.

© 2000-2012

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